UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

February 26, 2016

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

Approval of works complementary to external audit

MINUTES No. 2530

In the Autonomous City of Buenos Aires, on this twelfth day of the month of February of the year 2016, a meeting is held at 10.10 a.m. at the principal place of business located at Maipú 1 by the Directors of PETROBRAS ARGENTINA S.A. (“PESA” or the “Company”) whose signatures appear below and Directors Luiz Gustavo Primo de Siqueira, Jorge José Nahas Neto, Carlos Alberto Pereira de Oliveira and Guilherme Pontes Galvão França, who are in the city of Rio de Janeiro, Brazil, remotely communicated via video conference and whose transmission data are the following: Video conference Identification: General ID: 79764, IP contact number in Rio de Janeiro: 10.254.230.5 and IP contact number at the video conference center in Buenos Aires: 172.25.70.44, using RMX Manager Software, Version 8.5.3.18. The Regular member of the Statutory Syndic Committee Juan Carlos Cincotta is also present thereat and signs below as evidence of his attendance at the meeting and the regular character of the same. Luiz Gustavo Primo de Siqueira, in his capacity as Chairman, takes the floor and welcomes all those attending the meeting and states that since the necessary quorum is present to validly hold the meeting, the Board of Directors’ meeting is called to order to deal with the following and only item of the Agenda: 1. AUTHORIZATION TO CONDUCT INVESTIGATION EFFORTS SUPPLEMENTARY TO EXTERNAL AUDITOR’S WORKS. The Chairman states that a request was received from Price Waterhouse & Co. S.R.L., a member firm of PricewaterhouseCoopers (“PWC”), in its capacity as External Auditor of the Company, so that PESA, in addition to external audit works, authorizes the conduct of an independent investigation process to determine whether any finding may compromise its opinion. For such purpose, the law firms Trench, Rossi e Watanabe Advogados and Gibson, Dunn & Crutcher are proposed. In this respect, Miguel A. Urus, regular auditor on behalf of PWC, takes the floor and explains the facts that gave rise to the investigation, its scope and the work to be performed by the above referenced law firms that shall encompass corporate rather than personal issues relating to the employees involved. Mr. Urus also states that the law firms involved will permanently interact with the external auditors and PESA’s corporate bodies. In this respect, the following motions are submitted by the Chairman for approval by the Meeting: (i) the request made by the Company’s external auditor and the authorization of the law firms Trench, Rossi e Watanabe Advogados and Gibson, Dunn & Crutcher to conduct an independent investigation process supplementary to the audit works carried out by the Company’s External Auditors; and (ii) the creation of a Monitoring Committee to follow up the investigation composed of members of the Audit Committee, the Chairman and two additional members to be elected from among Regular Directors. The Regular member of the Statutory Syndic Committee Juan Carlos Cincotta and Miguel A. Urus, in his capacity as regular auditor of the Company, will also be members of the Monitoring Committee. Considering that the search for greater transparency constitutes a good Corporate Governance practice to which this Board is committed, the Board of Directors unanimously approves the motion submitted by the Chairman and appoints the Regular Directors Carlos Alberto Pereira de Oliveira and Marcos Benício Pompa Antunes as members of the Monitoring Committee. It is expressly stated that: (i) the designated law firms will permanently interact with external auditors and PESA’s corporate bodies, both directly and through the Monitoring Committee, and will report to the successive Boards of Directors any material facts that may arise and will first submit their final report to this Board; and (ii) all participating members from the designated law firms must first enter into a confidentiality agreement in connection with the investigation to be conducted. There being no further business to come before the meeting, the same is closed at 11.00 a.m.-------

Signed: Luiz Gustavo Primo de Siqueira, Jorge José Nahas Neto, Carlos Alberto Pereira de Oliveira, Guilherme Pontes Galvão França, Marcos Benício Pompa Antunes, Cedric Bridger Roberto Alejandro Fortunati and Maelcio Mauricio Soares.---

Member  of the Statutory Syndic Committee: Juan Carlos Cincotta. ---

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: February 26, 2016

By: /s/ Daniel Casal

By: /s/ Maelcio Mauricio Soares /

 Name: Daniel Casal

Name: Maelcio Mauricio Soares

Title:   Executive Manager of Legal Affairs

Title:   Chief Financial Officer